                                                        Pursuant to Rule 424(b)5
                                                      Registration No. 333-89363

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION) ISSUED NOVEMBER 3, 2000 (TO PROSPECTUS DATED OCTOBER 25, 1999)

                                  $250,000,000

                            [CONSUMERS ENERGY LOGO]

                           FLOATING RATE SENIOR NOTES
                             DUE NOVEMBER 15, 2002
                            ------------------------

THE COMPANY:

- Consumers is a public utility that provides natural gas and electricity to almost six million of the 9.5 million residents in Michigan's lower peninsula.

- Consumers Energy Company
  212 West Michigan Avenue
  Jackson, Michigan 49201
  (517) 788-0550

THE OFFERING:

- USE OF PROCEEDS: We intend to use the proceeds from the offering of the Notes to repay indebtedness outstanding under a short-term line of credit with Bank One, N.A., indebtedness under a revolving credit facility with Bank One, N.A. and others and other various lines of credit.

- DELIVERY: We expect that the Notes will be ready for delivery in book-entry
  form only through The Depository Trust Company on or about November   , 2000.

THE NOTES:

- MATURITY: November 15, 2002.

- INTEREST: The Notes bear interest at a floating rate reset quarterly based
  upon Libor plus   %.

- INTEREST PAYMENT: Quarterly on February 15, May 15, August 15 and November 15 of each year, beginning February 15, 2001.

- REDEMPTION: We can redeem the Notes on or after November 15, 2001.

- RANKING: We will issue Senior Note First Mortgage Bonds to secure the Notes. On the date that we have retired all first mortgage bonds, the Notes will become unsecured and rank equally with all of our other unsecured senior indebtedness.

PROPOSED TRADING FORMAT:

- The Notes will not be listed on any securities exchange.

                                                                PER NOTE       TOTAL
                                                                --------       -----
Initial Price to Public.....................................       100%     $250,000,000
Underwriting Discount.......................................          %     $
Proceeds to Consumers (before expenses).....................          %     $

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

BANC ONE CAPITAL MARKETS, INC.
              FIRST OF MICHIGAN
         DIVISION OF FAHNESTOCK & CO. INC.
                       J.J.B. HILLIARD, W.L. LYONS, INC.
                                   PRUDENTIAL SECURITIES
                                            RAYMOND JAMES & ASSOCIATES, INC.

          The date of this Prospectus Supplement is November   , 2000.

                               TABLE OF CONTENTS

                   PROSPECTUS SUPPLEMENT                      PAGE
                                                              ----
Summary.....................................................   S-3
Risk Factors................................................   S-8
Forward-Looking Information.................................  S-10
Use of Proceeds.............................................  S-11
Ratio of Earnings to Fixed Charges..........................  S-11
Capitalization..............................................  S-12
Description of the Notes....................................  S-13
Description of First Mortgage Bonds.........................  S-19
Ratings.....................................................  S-21
Underwriting................................................  S-22
Legal Opinions..............................................  S-23
Experts.....................................................  S-23
                         PROSPECTUS
Where You Can Find More Information.........................     2
Consumers Energy Company....................................     3
Consumers Energy Company Trusts.............................     4
Use of Proceeds.............................................     6
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Fixed Charges and Preferred Stock Dividends...............     6
Description of Securities...................................     7
Plan of Distribution........................................    26
Legal Opinions..............................................    27
Experts.....................................................    27

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS DOCUMENT. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, THE NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE HEREOF, REGARDLESS OF THE TIME OF DELIVERY OF THIS DOCUMENT OR OF ANY SALE OF THE NOTES.

                           FORWARD-LOOKING STATEMENTS

     The prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" on page S-8 and "Forward-Looking Information" on page S-10 are important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

     Where any forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we, our subsidiaries, or our management, express an expectation or belief as to future results, this expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," and "anticipate" or similar expressions identify forward-looking statements.

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this document in their entirety before making an investment decision. The terms "Consumers," "Consumers Energy," "Company," "Our" and "We" as used in this prospectus supplement and the accompanying prospectus refer to "Consumers Energy Company" and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only the parent company.

     In this document, "Bcf" means billion cubic feet, "GWh" means gigawatt-hour, "KWh" means kilowatt-hour, "MBbls" means thousand barrels, "Mcf" means thousand cubic feet, "MMBoe" means million barrels of oil equivalent, "MMBbls" means million barrels, "MMcf" means million cubic feet, "MW" means megawatts, and "Tbtu" means trillion british thermal units.

                            CONSUMERS ENERGY COMPANY

     Consumers is a public utility that provides natural gas and electricity to almost six million of the approximately 9.5 million residents in Michigan's lower peninsula. Consumers' electric operations include the generation, purchase, transmission and distribution of electricity. It provides electric services in 61 of the 68 counties of Michigan's lower peninsula. In 1999, Consumers' electric utility owned and operated 31 electric generating plants with an aggregate of 6,252 MW of capacity and served 1.7 million customers in Michigan's lower peninsula. Consumers' gas utility operation purchases, transports, stores and distributes natural gas. It renders gas sales and delivery service in 54 of the 68 counties in Michigan's lower peninsula. Consumers' gas utility owned and operated over 25,000 miles of transmission and distribution lines throughout the lower peninsula of Michigan, providing natural gas to 1.6 million customers. Consumers' consolidated operating revenue in 1999 was $3.9 billion. Of Consumers' operating revenue, 69% was generated from its electric utility business, 30% from its gas utility business, and 1% from its non-utility business.

                              RECENT DEVELOPMENTS

REGULATORY MATTERS.

     Securitization. On June 3, 2000, the Michigan Legislature passed 2000 PA 142 ("Act 142") as part of the Customer Choice and Electricity Reliability Act ("Customer Choice Act") that became effective June 5, 2000. Act 142 authorizes securitization transactions that typically involves the issuance of asset backed bonds with a higher credit rating than conventional utility corporate financings.

     In accordance with Act 142, Consumers filed an application with the Michigan Public Service Commission ("MPSC") in July 2000 to begin the securitization process. The MPSC issued a financing order on October 24, 2000 authorizing securitization of approximately $470 million in qualified costs (primarily electric utility stranded generation costs) plus recovery of the expenses of the securitization. Approximately $50 million of annual cost saving effects from securitization will offset, prospectively, the earnings impact of the 5% residential rate reduction required by the Customer Choice Act. The order permits Consumers to apply the cost savings in excess of the 5% residential rate reduction to rate reductions for nonresidential and retail open access customers after the bonds are sold. Consumers will seek on a priority basis to recover the 5% residential rate reduction's effect on revenues lost from the date of the financing order. Consumers estimates that the disallowed portion of revenue recovery relating to the year 2000 5% residential rate reduction may reduce its operating earnings by $24 million in 2000. Consumers, and its special purpose subsidiary that will issue the bonds, will recover the repayment of principal, interest and other expenses relating to the issuance of the bonds through a securitization charge and a tax charge. These charges are subject to an annual true-up until one year prior to the last expected maturity date of the securitization bonds, and no more than quarterly thereafter. The MPSC's order will not increase current electric rates for any of Consumers' tariff customers.

     Consumers anticipates that it will accept the MPSC's financing order with clarifications acceptable to the MPSC permitting its special purpose subsidiary to issue securitization bonds during first quarter 2001. As with other significant MPSC orders, the financing order is subject to appeal by any party to the MPSC proceeding. During the appeal, the amortization of the approved regulatory assets being securitized as qualified costs would be suspended, and effectively offset the loss in revenue resulting from the 5% residential rate reduction, and the amortization would be reestablished later after the bond sale based on a schedule that is the same as the recovery of the principal amounts of the securitized qualified costs. Ultimately, sale of securitization bonds will be required for the full rate reduction offset to continue over the term of the bonds.

     Gas Accounting Order -- In December 1997, the MPSC approved Consumers' application to implement a gas customer choice pilot program. The program was designed to encourage Consumers to minimize its purchased natural gas commodity costs while providing rate stability for its customers. This pilot program became effective on April 1, 1998. The pilot program ends on March 31, 2001. This three-year pilot program, among other things, freezes gas distribution rates at a delivered gas commodity price of $2.84 per Mcf through March 31, 2001. Recent significant increases in gas prices exposed Consumers to gas commodity losses during the last year of the program. Consumers recorded a regulatory liability of $45 million in the second quarter 2000 to reflect estimated losses due to increases in natural gas commodity prices. On October 24, 2000, the MPSC approved Consumers' application to reclassify recoverable, low-cost, base gas in Consumers' gas storage reservoirs. The MPSC allowed Consumers to begin immediately to include the cost of its recoverable base gas with higher cost purchased gas. The gas accounting order is expected to eliminate the need for Consumers to recognize any further losses related to gas commodity cost under-recoveries.

     Gas Customer Choice Order -- On October 13, 2000 and October 24, 2000, the MPSC issued orders that adopted terms and conditions for providing permanent gas customer choice programs for residential and commercial customers in Michigan. The orders allow the expansion and extension of Consumers' voluntary gas customer choice pilot program scheduled to end on March 31, 2001. After that time, Consumers will no longer be subject to a frozen gas commodity cost. Consumers will then return to a gas cost recovery mechanism such that it will recover all prudently incurred natural gas commodity costs from its customers. Under the permanent gas customer choice program, up to 600,000 of Consumers' natural gas customers will be eligible to participate in the program beginning April 1, 2001. By April 1, 2002, 900,000 gas customers will be eligible to participate. All of Consumers' gas customers will be eligible to select an alternate natural gas supplier beginning April 1, 2003. Consumers would continue to transport and distribute gas to all customers.

THIRD QUARTER EARNINGS

     On October 25, 2000, CMS Energy Corporation, Consumers' parent company, reported that operating earnings for Consumers' electric and gas utility businesses decreased 22% to $127 million in the third quarter ending September 30, 2000, from $162 million in the same period last year. Operating earnings at the electric utility business decreased to $118 million from $168 million last year as a result of cooler than normal weather, increased power supply costs and the 5% residential rate reduction which began June 1, 2000, partially offset by reduced operating costs. Total electric sales were 10.7 billion kilowatt-hours in the third quarter, down 3% from the third quarter of 1999, due mainly to cooler than normal weather. The natural gas utility operating earnings were $9 million, compared to a $6 million loss in the same period last year due to increased gas deliveries and reduced operating costs. Natural gas deliveries were 45 billion cubic feet, an increase of three percent from the third quarter of 1999, due mainly to cooler than normal weather. For the first nine months of 2000, the utility business operating earnings decreased 25% from the comparable period in 1999 due to the 5% residential rate reduction and recognition of a $45 million regulatory liability in the second quarter 2000 to reflect estimated losses due to increases in natural gas commodity prices.

                                  THE OFFERING

Issuer........................   Consumers Energy Company.

Securities Offered............   $250 million principal amount of Floating Rate
                                 Senior Notes due November 15, 2002 (the
                                 "Notes").

Maturity......................   November 15, 2002.

Interest Rate.................   The Notes will bear interest at a floating rate
                                 of reset quarterly based upon LIBOR plus      %
                                 per annum.

Interest Rate Adjustment......   The interest rate on the Notes will become
                                 subject to an upward adjustment if either of the ratings on Consumers' senior secured long-term debt becomes non-investment grade.

Interest Payment Dates........   Quarterly in arrears on February 15, May 15,
                                 August 15 and November 15 of each year,
                                 beginning February 15, 2001.

Record Date for Interest
Payments......................   The 1st calendar day of the month in which an
                                 Interest Payment Date occurs.

Use of Proceeds...............   We estimate that the net proceeds of the
                                 offering will be approximately $250 million before deducting expenses. We intend to use these proceeds from the offering of the Notes to repay certain indebtedness outstanding under a short-term line of credit with Bank One, N.A., indebtedness under a revolving credit agreement with Bank One, N.A. and others and other various lines of credit.

Ratings.......................   Anticipated to be BBB+ by Standard & Poor's
                                 Ratings Services and Baa3 by Moody's Investors
                                 Services, Inc.

Ranking.......................   The Notes will be secured by Senior Note First
                                 Mortgage Bonds. On the date that we have retired all first mortgage bonds, the Notes will become unsecured and rank equally with all of our other unsecured senior indebtedness.

Optional Redemption...........   We will have the option to redeem the Notes (in
                                 whole or in part), from time to time on or after November 15, 2001. If we redeem the Notes, we will pay 100% of the principal amount plus the accrued interest through the redemption date.

Form of Note..................   One global security, held in the name of DTC,
                                 in minimum denomination of $1,000 and any integral multiple thereof.

Settlement and Payment........   Same-day immediately available funds.

Trustee, Paying Agent, and
Calculation Agent.............   The Chase Manhattan Bank.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical data has been derived from our consolidated financial statements. Please refer to our Form 10-K for the fiscal year ended December 31, 1999 which is incorporated by reference. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                      SIX MONTHS
                                         ENDED                    YEAR ENDED DECEMBER 31,
                                       JUNE 30,      -------------------------------------------------
                                         2000         1999      1998         1997      1996      1995
                                      -----------    ------    ------       ------    ------    ------
                                      (UNAUDITED)              (IN MILLIONS)
Operating revenue...................    $1,934       $3,874    $3,709       $3,769    $3,770    $3,511
Net income..........................       128          340       349(b)       321       296       255
Net income available to common
  stockholder.......................       109          313       312(b)       284       260       227
Total assets........................     7,038        7,170     7,163        6,949     7,025     6,954
Long-term debt, excluding current
  maturities........................     2,008        2,006     2,007        1,369     1,900     1,922
Non-current portion of capital
  leases............................        85           85       100           74       100       104
Total preferred stock...............        44           44       238          238       356       356
Total trust preferred securities....       395          395       220          220       100        --

Ratio of earnings to fixed
  charges(a)........................      2.94(d)      3.46      3.16(c)      3.31      3.27      2.82

-------------------------
(a) For purposes of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from minority interest of equity investees.

(b) Includes a pre-tax $66 million increase due to a one-time change in method of accounting for property taxes.

(c) Excludes a cumulative effect of change-in-accounting, after-tax gain of $43 million; if included, ratio would be 3.52.

(d) For twelve months ended June 30, 2000.

                                  RISK FACTORS

     In considering whether to purchase our Notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information" on page S-10 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus supplement and the accompanying prospectus.

WE FACE INCREASED COMPETITION, WHICH COULD REDUCE OUR MARKET SHARES AND PROFIT MARGINS

     Increased competition and direct access in the gas industry. Regulatory changes have been significant in our gas utility business. These changes have resulted in increased competition from other sellers of natural gas for sale of the gas commodity to our customers. As a result of the regulatory changes that separated (unbundled) the transportation and storage of natural gas from the sale of natural gas by interstate pipelines and Michigan gas distributors, Consumers offers unbundled services (transportation and some storage) to its larger end-use customers who choose to acquire gas supplies from alternative sources. Additionally, to prepare for the unbundled market, Consumers is conducting an expanded gas customer choice pilot program which, through March 2001, will allow 300,000 residential, commercial and industrial retail gas sales customers to choose an alternative gas supplier in direct competition with Consumers as a supplier of the gas commodity. On October 13, 2000 and October 24, 2000 the MPSC issued orders that adopted the terms and conditions for providing permanent gas customer choice for Michigan customers through which all of Consumers' gas customers will be able to select an alternate gas supplier beginning April 1, 2003. See "Recent Developments -- Regulatory Matters -- Gas Customer Choice Order" for additional information on these orders. At this time, we do not know the full impact of competition.

     Increased competition and direct access in the electric industry. Consumers has in the last several years experienced and expects to continue to experience a significant increase in competition for generation services with the introduction of retail direct access in the State of Michigan. Under the new electric restructuring legislation enacted in June 2000, all electric customers will have the choice of electric generation suppliers by January 1, 2002.

NEW ELECTRIC RESTRUCTURING AND PROPOSED GAS RESTRUCTURING LEGISLATION COULD ADVERSELY AFFECT OUR BUSINESS

     Federal and state regulation of electric and natural gas utilities has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

     New electric restructuring legislation. In June 2000, the Michigan Legislature enacted electric industry restructuring and securitization laws that became effective June 5, 2000. The new legislation first reduces residential rates by 5% then freezes them as of the effective date of the new legislation through December 31, 2003. All other electric rates are frozen through December 31, 2003 without first being reduced. After that date, electric rates are subject to a rate cap. The length of the rate cap varies depending upon whether the customer is a residential, commercial or industrial customer, among other determinations. Ultimately, the rate cap could extend until December 31, 2013 depending upon whether Consumers and two other utilities jointly complete expansion of available transmission capability in the State of Michigan of at least 2,000 MW and do not exceed the market control test established by the legislation (a requirement Consumers is currently in compliance with). Under circumstances specified in the statute, certain costs can be deferred for future recovery after the expiration of the rate cap period. However, the rate cap could result in Consumers being unable to collect customer rates sufficient to recover fully its cost of doing business. It is not certain that Consumers' profit margins in its electric utility business will be maintained over the long run.

     This new legislation and existing MPSC restructuring orders provide for recovery of the stranded costs associated with customers purchasing power from other sources. The new legislation also permits the MPSC annually to review Consumers' stranded cost recovery charges implemented for the preceding 12 months, and adjust the stranded costs recovery charge (a true-up adjustment), by way of supplemental surcharges or credits, to allow the netting of stranded costs. In an order issued October 24, 2000, the MPSC initiated a proceeding to implement the provisions of the Customer Choice Act regarding the calculation of stranded costs. Consumers is uncertain how the MPSC will ultimately calculate the amount of stranded costs and the true-up adjustments, and the manner in which the annual stranded cost true-up operates.

     The new legislation also allows for securitization of stranded costs, which fit the definition under the legislation of qualified costs for securitization purposes. In accordance with the securitization law, Consumers filed an application with the MPSC, and a supplement thereto, in July 2000, to begin the securitization process. The MPSC issued a financing order on October 24, 2000 authorizing securitization of approximately $470 million in qualified costs plus the expenses of securitization. As with other significant MPSC orders, the financing order is subject to appeal by any party to the MPSC proceeding. During the appeal, the amortization of the approved regulatory assets being securitized as qualified costs would be suspended, and effectively offset the loss in revenue resulting from the 5% residential rate reduction, and the amortization would be reestablished later after the bond sale based on a schedule that is the same as the recovery of the principal amounts of the securitized qualified costs. Ultimately, sale of securitization bonds will be required for the full rate reduction offset to continue over the term of the bonds. See "Recent Developments -- Regulatory Matters -- Securitization" for additional information on this financing order.

WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS

     We are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

     The Environmental Protection Agency in 1997 introduced new regulations regarding nitrogen oxide and particulate-related emissions which are the subject of litigation. The nitrogen oxide litigation has been appealed to the U.S. Supreme Court. These regulations, if upheld, will require us to make significant capital expenditures. The State of Michigan has introduced alternative less stringent clean air regulations. The preliminary estimates of capital expenditures to reduce nitrogen oxide-related emissions to the level proposed by the State of Michigan for Consumers' fossil-fueled generating units range from $150 million to $290 million, calculated in year 2000 dollars. If Consumers had to meet the EPA's proposed requirements, the estimated cost to Consumers would be between $290 million and $500 million, calculated in year 2000 dollars. Consumers anticipates that it will incur these capital expenditures between 2000 and 2004, or between 2000 and 2003 if the EPA ultimately imposes its limits. In addition, Consumers expects to incur cost of removal related to this effort, but is unable to predict the amount at this time.

     Consumers may need an equivalent amount of capital expenditures to comply with the new small particulate standards sometime after 2004 if those standards become effective.

     These and other required environmental expenditures may have a material adverse effect upon our financial condition and results of operations.

                          FORWARD-LOOKING INFORMATION

     From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" under the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in any forward-looking statements are:

     -- the ability to achieve operating synergies and revenue enhancements;

     -- factors affecting utility operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments;

     -- environmental incidents;

     -- electric transmission or gas pipeline system constraints;

     -- national, regional and local economic, competitive and regulatory conditions and developments;

     -- adverse regulatory or legal decisions, including environmental laws and regulations;

     -- pace of implementation and provisions for deregulation of the natural gas industry, whether by legislative or regulatory action;

     -- implementation of the Michigan electric industry restructuring legislation, including the sale of the securitization bonds;

     -- federal regulation of electric sales and transmission of electricity that grants independent power producers, electricity marketers and other utilities "direct access" to the interstate electric transmission systems owned by electric utilities, creating opportunities for competitors to market electricity to our wholesale customers;

     -- energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity and certain related products due to higher demand, shortages, transportation problems or other developments;

     -- the timing and success of business development efforts;

     -- nuclear power performance, decommissioning, policies, procedures, incidents and regulation, including spent nuclear fuel storage availability;

     -- technological developments in energy production, delivery and usage;

     -- financial or regulatory accounting principles or policies;

     -- cost and other effects of legal and administrative proceedings, settlements, investigations and claims; and

     -- other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     These and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 1999.

                                USE OF PROCEEDS

     The net proceeds to us from this offering, after deducting underwriting
discounts and commissions, will be approximately $     million. We will apply
the net proceeds of this offering (i) to repay the balance outstanding on various lines of credit with a total facility amount of $170 million, maturing from November 30, 2000 to October 15, 2001, with an average interest rate of 7.28% as of October 31, 2000 and (ii) to repay the entire outstanding balance of a short-term line of credit with Bank One, N.A. maturing on December 18, 2000, with a weighted average interest rate of 7.33% as of October 31, 2000. Consumers will apply the remaining amount to a revolving credit facility with Bank One, N.A. and others, maturing on July 14, 2002 with a weighted average interest rate of 7.34% as of October 31, 2000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges for the twelve months ended June 30, 2000 and for each of the years ended December 31, 1995 through 1999 are as follows:

                                        TWELVE
                                        MONTHS
                                        ENDED            YEAR ENDED DECEMBER 31,
                                       JUNE 30,    ------------------------------------
                                         2000      1999    1998    1997    1996    1995
                                       --------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges...    2.94      3.46    3.16    3.31    3.27    2.82

-------------------------
(a) For purposes of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from minority interest of equity investees.

                                   CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000 (1) on an actual basis and (2) as adjusted to reflect the sale of $250 million of Notes in this offering and the application of the net proceeds as described under "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and related notes included in the incorporated documents as described under "Where You Can Find More Information" in the accompanying prospectus.

                                                             AT JUNE 30, 2000
                                                           ---------------------
                                                           ACTUAL    AS ADJUSTED
                                                           ------    -----------
                                                                (UNAUDITED)
                                                               (IN MILLIONS)
Common stockholder's equity............................    $1,990      $1,990
Preferred stock........................................        44          44
Consumers-obligated mandatorily redeemable Trust
  Preferred Securities of:
  Consumers Power Company Financing I(a)...............       100         100
  Consumers Energy Company Financing II(a).............       120         120
  Consumers Energy Company Financing III(a)............       175         175
Long-term debt (excluding current maturities)(b).......     2,008       2,258
Non-current portion of capital leases..................        85          85
                                                           ------      ------
Total capitalization...................................     4,522       4,772
Current portion of long-term debt and capital leases...        86          86
Notes payable(b).......................................       275          25
                                                           ------      ------
Total capitalization and current portion of long-term
  debt, capital leases and notes payable...............    $4,883      $4,883
                                                           ======      ======

-------------------------
(a) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers. The primary asset of Consumers Energy Company Financing III is $178 million principal amount of 9.25% subordinated debentures due 2029 from Consumers.

(b) Adjusted amount reflects issuance of $250 million of the Notes and the proceeds being used to repay lines of credit and a revolving credit facility as described in "Use of Proceeds."

                            DESCRIPTION OF THE NOTES

GENERAL

     The following information concerning the Notes supplements, and should be read in conjunction with, the statements under "Description of Securities -- Debt Securities" "-- Senior Notes", and "-- Description of First Mortgage Bonds" in the accompanying prospectus. Capitalized terms not defined herein are used as defined in the accompanying prospectus.

     The Notes will be issued under an Indenture, dated February 1, 1998, between Consumers and The Chase Manhattan Bank, as the Trustee. As of November 1, 2000, five series of senior notes, in an aggregate principal amount of $1,075 million, were outstanding under the Indenture. The following summaries of certain provisions of the Indenture are not complete and are subject to, and qualified in their entirety by, all of the provisions of the Indenture, which is incorporated by reference into this prospectus supplement and accompanying prospectus, and which is available upon request to the Trustee. Capitalized terms used in this section and not otherwise defined in this prospectus supplement or in the accompanying prospectus have the meaning given to them in the Indenture.

     ON THE RELEASE DATE (AS DEFINED AND DESCRIBED IN THE ACCOMPANYING PROSPECTUS UNDER "DESCRIPTION OF SECURITIES -- SENIOR NOTES"), THE NOTES WILL CEASE TO BE SECURED BY FIRST MORTGAGE BONDS, WILL BECOME UNSECURED GENERAL OBLIGATIONS OF CONSUMERS AND WILL RANK ON A PARITY WITH OTHER UNSECURED INDEBTEDNESS OF CONSUMERS.

INTEREST

     Each Note shall bear interest at a floating interest rate from the date of original issuance, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year and on the date of maturity. Interest will be paid to the person in whose name the Notes are registered at the close of business on the first calendar day of the month in which the interest payment date occurs. The initial interest payment date is February 15, 2001. Interest payable on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding such interest payment date or the date of maturity, as the case may be. So long as the Notes are in book-entry form, principal of and interest on the Notes will be payable, and the Notes may be transferred, only through the facilities of DTC.

     The interest rate for the initial interest period is           . The
interest rate on the Notes for each subsequent interest period will be reset quarterly on February 15, May 15, August 15 and November 15 of each year, and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to the three-month London interbank offer rate (LIBOR) determined in the manner set forth below,
plus      basis points.

     The interest rate in effect on each day will be (i) if such date is an interest reset date, the interest rate determined as of the determination date (as defined below) immediately preceding such interest reset date or (ii) if such day is not an interest reset date, the interest rate determined as of the determination date immediately preceding the most recent interest reset date. The determination date will be the second London Business Day immediately preceding the applicable interest reset date.

     LIBOR will be determined by the calculation agent as of the applicable determination date in accordance with the following provisions:

          (i) LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars of not less than U.S. $1,000,000 having a three-month maturity, commencing on the second

     London Business Day immediately following such determination date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such determination date. "Telerate Page 3750" means the display designated on page "3750" on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such determination date will be determined in accordance with the provisions of paragraph (ii) below.

          (ii) With respect to a determination date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such determination date, the calculation agent shall request the principal London office of each of four major reference banks (which may include an affiliate of Banc One) in the London interbank market selected by the calculation agent (after consultation with Consumers) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London Business Day immediately following such determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such determination date by three major banks (which may include an affiliate of Banc One) selected by the calculation agent (after consultation with Consumers) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London Business Day immediately following such determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such determination date will be LIBOR determined with respect to the immediately preceding determination date, or in the case of the first determination date, LIBOR for the initial interest period.

     If the date of maturity of the Notes falls on a day that is not a LIBOR Business Day, the related payment of principal and interest will be made on the next succeeding LIBOR Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding LIBOR Business Day. If any interest reset date or interest payment date (other than at the date of maturity) would otherwise be a day that is not a LIBOR Business Day, that interest reset date and interest payment date will be postponed to the next succeeding date that is a LIBOR Business Day, except that if such LIBOR Business Day is in the next succeeding calendar month, such interest reset date and interest payment date (other than at the date of maturity) shall be the immediately preceding LIBOR Business Day.

     "LIBOR Business Day" means any day other than Saturday or Sunday or a day on which banking institutions or trust companies in the City of New York are required or authorized to close and that is also a London Business Day.

     "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     Interest Rate Adjustment. The interest rate on the Notes will be subject to adjustment if either of the ratings on Consumers' senior secured long-term debt becomes non-investment grade. Consumers' current senior secured long-term debt rating by Moody's Investors Service, Inc. is Baa3, and its current rating by Standard & Poor's Rating Service is BBB+. If the rating falls below Baa3 by Moody's or BBB- by S&P, the calculation agent will adjust the interest rate on the Notes in accordance with the table below for each respective rating agency. In such case, the adjusted interest rate per
annum for the Notes would be the sum of LIBOR,      % per annum plus the sum of
the Moody's and S&P adjustment amounts set forth below effective on the next interest payment date. An adjustment would be made only to the extent that the Moody's or S&P rating assigned to Consumers' senior secured long-term debt was downgraded below the applicable investment grade category. If on any date subsequent to a step-up in the interest rate, a new ratings change by Moody's or S&P causes the rating assigned by that rating agency to Consumers' senior secured long-term debt to rise to Baa3 or BBB-, as the case may be, the interest payable on the Notes will be decreased by the applicable adjustment amount set forth below effective on the next interest payment date. There is no limit on the number of times the interest rate payable on the Notes can be adjusted up or down based on ratings changes by Moody's and S&P during the life of the Notes.

                MOODY'S ADJUSTMENT                S&P ADJUSTMENT
MOODY'S RATING        AMOUNT         S&P RATING       AMOUNT
--------------  ------------------  ------------  --------------
 Ba1 or lower         0.50%         BB+ or lower      0.50%

     Rounding. All percentages resulting from any calculation on floating rate notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five-one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)). All amounts used in or resulting from that calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

     The amount of interest for each day that a Note is outstanding will be calculated by dividing the interest in effect for such day by 360 and multiplying the result by the principal amount of the Note. The amount of interest to be paid on the Notes for any interest period will be calculated by adding the daily interest amounts for each day in such interest period. The interest rate on the Notes will never be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

     Trustee, Paying Agent and Calculation Agent. The Chase Manhattan Bank is the trustee, paying agent and the calculation agent. The calculation agent will provide the current, and, when known, the next, interest rate effective for that period.

OPTIONAL REDEMPTION

     The Company will have the right to redeem the Notes, in whole or in part, at par without premium, from time to time, on or after November 15, 2001 upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date.

     If notice of redemption is given, the Notes to be redeemed will, on the redemption date, become due and payable at 100% of the principal amount plus accrued and unpaid interest on the Notes, and from and after the redemption date (unless the Company defaults in the payment of the redemption price and accrued interest) the Notes will no longer pay interest. If any Note called for redemption is not paid when it is surrendered for redemption, the principal will, until paid, bear interest from the redemption date at the floating interest rate.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Notes by tender, in the open market or by private agreement.

REGISTRATION, TRANSFER AND EXCHANGE

     The Notes will initially be issued in the form of one or more global notes, in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof as described under "Book-Entry Only Issuance -- The Depository Trust Company." The global notes will be registered in the name of a nominee of DTC. Except as described under "Book-Entry Only Issuance -- The Depository Trust Company," owners of beneficial interests in a global note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Indenture.

     The Notes may be presented for exchange or registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the trustee maintained in the Borough of Manhattan, the City of New York, without service charge but upon payment of any taxes and other governmental charges as described in the Indenture. The transfer or exchange will be effected upon Consumers and the trustee being satisfied with the documents of title and indemnity of the person making the request.

CONCERNING THE TRUSTEE

     Consumers and its affiliates maintain depository and other normal banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank is also a lender to Consumers and its affiliates.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as the initial securities depositary for the Notes. The Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC. One fully registered global note certificate will be issued, representing in the aggregate the total principal amount of Notes, and will be deposited with, or on behalf of, DTC (the "Global Note").

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participant's accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

     Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of Notes (such purchaser, or the person to whom such purchaser conveys his or her ownership interest, a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued, the Company determines that Beneficial Owners may exchange their ownership interests for such certificates or there shall have occurred an Event of Default.

     To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Although voting with respect to the Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor such other DTC nominee) will itself consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company on the interest payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of an interest in a Global Note will not be entitled to receive physical delivery of Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Note.

     DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Notes. In that event, certificates for the Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                      DESCRIPTION OF FIRST MORTGAGE BONDS

GENERAL

     The following information concerning the Senior Note First Mortgage Bonds supplements, and should be read in conjunction with, the statements under "Description of Securities -- Debt Securities" and "-- Description of First Mortgage Bonds" in the accompanying prospectus. Capitalized terms not defined herein are used as defined in the accompanying prospectus.

     The Senior Note First Mortgage Bonds are to be issued under an Indenture dated as of September 1, 1945, between Consumers and The Chase Manhattan Bank, as the mortgage trustee, as amended and supplemented by various supplemental indentures and as supplemented by the 78th Supplemental Indenture dated as of
November   , 2000 providing for the series of Senior Note First Mortgage Bonds relating to the Notes (the "Mortgage"). In connection with the change of the state of incorporation from Maine to Michigan in 1968, Consumers succeeded to, and was substituted for, the Maine corporation under the Mortgage. At October 31, 2000, two series of first mortgage bonds in an aggregate principal amount of approximately $563 million were outstanding under the Mortgage, excluding five series of first mortgage bonds in an aggregate principal amount of $1,075 million to secure outstanding senior notes and three series of first mortgage bonds in an aggregate principal amount of $125,600,000 to secure outstanding pollution control revenue bonds.

     The statements herein concerning the Senior Note First Mortgage Bonds and the Mortgage are an outline and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the Mortgage, which is incorporated herein by this reference. They make use of defined terms and are qualified in their entirety by express reference to the cited sections and articles of the Mortgage a copy of which will be available upon request to the mortgage trustee.

     The Senior Note First Mortgage Bonds will be immediately delivered to and registered in the name of the trustee. The Senior Note First Mortgage Bonds will be issued as security for the Notes and will secure the Notes until the release date.

REDEMPTION PROVISIONS

     The Senior Note First Mortgage Bonds will be redeemed on the respective dates and in the respective principal amounts which correspond to the redemption dates for, and the principal amounts to be redeemed of, the Notes. The Senior Note First Mortgage Bonds are not redeemable by operation of the maintenance or replacement provisions of the Mortgage, or with the proceeds of released property.

     In the event of an event of default under the Indenture and acceleration of the Notes, the Senior Note First Mortgage Bonds will be immediately redeemable in whole, upon demand of the trustee, at a redemption price of 100% of the principal amount thereof, together with accrued interest to the redemption date. See "Description of Securities -- Senior Notes -- Events of Default" in the accompanying prospectus.

SINKING FUND REQUIREMENT

     The Senior Note First Mortgage Bonds will not have the benefit of any sinking fund.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

     Additional bonds may be issued under the Mortgage up to 60% of unfunded net property additions or against the deposit of an equal amount of cash, if, for any period of twelve consecutive months within the fifteen preceding calendar months the net earnings of Consumers (before income or excess profit taxes) shall have been at least twice the interest requirement for one year on all bonds outstanding and to be issued and on indebtedness of prior or equal rank. Additional bonds may also be issued to refund bonds outstanding under the Mortgage. Deposited cash may be applied to the retirement of bonds or be withdrawn in an amount equal to the principal amount of bonds which may be issued on the basis of unfunded net property additions. As of September 30, 2000, unfunded net property additions were $3.7 billion. Consumers could issue $2.2 billion of additional bonds on the basis of such property additions. In addition, Consumers could issue $596 million of additional bonds on the basis of bonds previously retired.

     The Senior Note First Mortgage Bonds are to be issued upon the basis of retired bonds.

LIMITATIONS ON DIVIDENDS

     The 78th Supplemental Indenture does not restrict Consumers' ability to pay dividends on its common stock.

CONCERNING THE MORTGAGE TRUSTEE

     Consumers and its affiliates maintain depository and other normal banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank is also a lender to Consumers and its affiliates.

                                    RATINGS

     It is anticipated that S&P will assign the Notes a rating of BBB+ and Moody's will assign the Notes a rating of Baa3. Such ratings reflect only the views of such ratings agencies, and do not constitute a recommendation to buy, sell or hold securities. In general, ratings address credit risk. Each rating should be evaluated independently of any other rating. An explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. The security rating may be subject to revision or withdrawal at any time by the assigning rating organization, and, accordingly, there can be no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither the Company nor the underwriters have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and Consumers has agreed to sell to them, severally, the principal amount of Notes indicated below:

                                                              PRINCIPAL AMOUNT
                       UNDERWRITERS                               OF NOTES
----------------------------------------------------------    ----------------
Banc One Capital Markets, Inc. ...........................        $
Fahnestock & Co. Inc. ....................................
J.J.B. Hilliard, W.L. Lyons, Inc. ........................
Prudential Securities Incorporated........................
Raymond James & Associates, Inc. .........................
                                                                  --------
Total.....................................................        $
                                                                  ========

     The underwriters are offering the Notes subject to their acceptance of the Notes. In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the Notes offered by this prospectus supplement. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters initially propose to offer part of the Notes directly to the public at the initial public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a
concession not in excess of      % of the principal amount of the Notes. The
underwriters may allow, and such dealers may reallow, a concession to certain
other dealers not to exceed      % of the principal amount of the Notes. After
the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters.

     The Notes are a new issue of securities with no established trading market. Consumers does not intend to apply for listing the Notes on any securities exchange or for quotation through any inter-dealer quotation system. Consumers has been advised by the underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in any of the Notes and any such market making may be discontinued at any time without notice at the discretion of the underwriters. No assurances can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Banc One Capital Markets, Inc. and certain of its affiliates have provided, and may continue to provide, investment banking and commercial lending services to Consumers. Because affiliates of Banc One Capital Markets, Inc. are receiving more than 10% of the net proceeds from this offering, it is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers.

     Mr. William T. McCormick, Jr. is a director of BANK ONE CORPORATION, of which Banc One Capital Markets, Inc. is a direct wholly-owned subsidiary. He is also a director of both CMS Energy Corporation, the parent of Consumers, and Consumers.

     Consumers has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Notes will be rendered for Consumers by Michael D. Van Hemert, Assistant General Counsel for CMS Energy Corporation, the parent company of Consumers. Certain legal matters with respect to the Notes will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As of September 30, 2000, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP and formerly employed by CMS Energy, owned approximately 51,734 shares of CMS Energy common stock, 10 shares of Consumers $4.50 Series preferred stock, $100 par value, and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy. As of September 30, 2000, Mr. Van Hemert beneficially owned approximately 4,500 shares of CMS Energy common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Consumers as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, 2000 and 1999, June 30, 2000 and 1999 Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of Consumers and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus supplement in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                            CONSUMERS ENERGY COMPANY

                                  SENIOR NOTES
                            SUBORDINATED DEBENTURES
                                   GUARANTEES

                                      AND

                     CONSUMERS ENERGY COMPANY FINANCING III
                     CONSUMERS ENERGY COMPANY FINANCING IV
                           TRUST PREFERRED SECURITIES
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                            CONSUMERS ENERGY COMPANY

                          OFFERING PRICE: $525,000,000
                            ------------------------

     Consumers may offer, on one or more occasions:

     - secured senior debt, unsecured senior debt or unsecured subordinated debt securities consisting of debentures, convertible debentures, notes and other unsecured evidence of indebtedness; and

     - guarantees of Consumers Energy Company with respect to trust preferred securities of Consumers Energy Company Financing III and Consumers Energy Company Financing IV.

     For each type of securities listed above, the amount, price and terms will be determined at or prior to the time of sale.

     Consumers Energy Company Financing III and Consumers Energy Company Financing IV, which are Delaware business trusts, may offer trust preferred securities. The trust preferred securities represent preferred undivided beneficial interests in the assets of Consumers Energy Company Financing III and Consumers Energy Company Financing IV in amounts, at prices and on terms to be determined at or prior to the time of sale.

     We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     We intend to sell these securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and any securities to be purchased by or through, these parties, the compensation of these parties and other special terms in connection with the offering and sale of these securities will be provided in the related prospectus supplement or supplements.

     This prospectus may not be used to consummate sales of any of these securities unless accompanied by a prospectus supplement.

                The date of this prospectus is October 25, 1999

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Consumers' business, financial condition, results of operations and prospects may have changed since such dates.

                      WHERE YOU CAN FIND MORE INFORMATION

     Consumers files reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document it files at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Consumers is "incorporating by reference" information into this prospectus. This means that Consumers is disclosing important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superceded by information in this prospectus. This prospectus incorporates by reference the documents set forth that Consumers has previously filed with the SEC. These documents contain important information about Consumers and its finances.

         SEC FILINGS (FILE NO. 1-5611)                                  PERIOD/DATE
------------------------------------------------                        -----------
- Annual Report on Form 10-K....................    Year ended December 31, 1998.
- Quarterly Reports of Form 10-Q................    Quarter ended March 31, 1999.
                                                    Quarter ended June 30, 1999.
- Current Reports on Form 8-K...................    Filed July 1, September 9, September 24, October
                                                    18, and November 26, 1999.

     The documents filed by Consumers with the SEC pursuant to Sections 13(a), 13(c), 14 and 15 of the Exchange Act after the date of this prospectus are also incorporated by reference into this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning Consumers at the following address:

     Consumers Energy Company
     212 West Michigan Avenue
     Jackson, Michigan 49201
     Tel: (517) 788-0550
     Attention: Office of the Secretary

     You should rely only on the information contained or incorporated by reference in this prospectus and accompanying prospectus supplement. Consumers has not authorized anyone to provide you with information that is different from this information.

     Separate financial statements of the trusts have not been included in this prospectus. Consumers and the trusts do not consider such financial statements to be helpful because:

     - Consumers beneficially owns directly or indirectly all of the undivided beneficial interests in the assets of the trusts (other than the beneficial interests represented by the trust preferred securities). See "Consumers Energy Company Trusts," "Description of Securities -- Trust Preferred Securities" and "Description of Securities -- The Guarantees."

     - Consumers will guarantee the trust preferred securities such that the holders of the trust preferred securities, with respect to the payment of distributions and amounts upon liquidation, dissolution and winding-up, are at least in the same position with regard to the assets of Consumers as a preferred stockholder of Consumers.

     - in future filings under the Securities Exchange Act of 1934, an audited footnote to Consumers' annual financial statements will state that the trusts are wholly-owned by Consumers, that the sole assets of the trusts are the senior notes or the subordinated debentures of Consumers having a specified total principal amount, and, considered together, the back-up undertakings, including the guarantees, constitute a full and unconditional guarantee by Consumers of the trusts' obligations under the trust preferred securities issued by the trusts.

     - each trust is a newly created special purpose entity, has no operating history, no independent operations and is not engaged in, and does not propose to engage in, any activity other than as described under "Consumers Energy Company Trusts."

                            CONSUMERS ENERGY COMPANY

     Consumers, formed in Michigan in 1968, is the successor to a corporation organized in Maine in 1910 that did business in Michigan from 1915 to 1968. Consumers was named Consumers Power Company from 1910 to the first quarter of 1997, when Consumers changed its name to Consumers Energy Company. Consumers is the principal subsidiary of CMS Energy Corporation, a Michigan corporation.

     Consumers is a public utility that provides natural gas and electricity to almost six million of the nine and one-half million residents in Michigan's Lower Peninsula. Consumers' electric operations include the generation, purchase, transmission and distribution of electricity. It provides electric services in 61 of the 68 counties of Michigan's Lower Peninsula. Consumers' gas utility operation purchases, transports, stores and distributes natural gas. It renders gas sales and delivery service in 54 of the 68 counties in Michigan's Lower Peninsula. At year end 1998, Consumers provided service to 1.6 million electric customers and 1.5 million gas customers.

     Consumers' consolidated operating revenue in 1998 was $3.7 billion. Of Consumers' operating revenue, 70% was generated from its electric utility business, 29% from its gas utility business, and 1% from its non-utility business.

     Consumers' electric generating system consists of five fossil-fueled plant sites, one nuclear plant, one pumped storage hydroelectric facility, seven gas combustion turbine plants and 13 hydroelectric plants. Consumers' owned and operated a total of 6,190 megawatts ("MW") of electric generating capacity in 1998. In 1998, Consumers purchased 2,545 MW of net capacity, which amounted to 34% of Consumers' total system requirements, from other power producers, the largest being a natural gas-fueled cogeneration facility ("MCV Facility") operated by the Midland Cogeneration Venture Limited Partnership ("MCV Partnership"). Consumers, through wholly-owned subsidiaries, owns a 49% ownership interest in the MCV Partnership and lessor interest in the MCV Facility. Total electric sales in 1998 were 40 billion kilowatt hours ("kWh"), a 6% increase over 1997 levels. Consumers' electric operating revenue in 1998 was $2.6 billion, an increase of 3.6% from 1997.

     In 1998, Consumers' gas distribution and transmission system consisted of 23,392 miles of distribution mains and 1,165 miles of transmission lines throughout the Lower Peninsula of Michigan. At December 31, 1998, Consumers owned and operated six compressor stations with a total of 115,400 installed horsepower. Consumers' gas operation is seasonal to the extent that peak demand occurs in winter due to colder temperatures. Total deliveries of natural gas sold by Consumers and from other sellers over Consumers' pipeline and distribution network to ultimate customers, including the MCV Partnership, totaled 360 billion cubic feet in 1998. Consumers' gas operating revenue in 1998 was $1.1 billion, a decrease of 12.7% from 1997.

     Consumers is subject to regulation by various federal, state, local and foreign governmental agencies. Consumers is subject to the jurisdiction of the Michigan Public Service Commission ("MPSC"), which regulates public utilities in Michigan with respect to retail utility rates, accounting, services, certain facilities and various other matters. The Federal Energy Regulatory Commission ("FERC") also has jurisdiction under the Natural Gas Act over Michigan Gas Storage Company, a subsidiary of Consumers, relating, among other things, to the construction of facilities and to service provided and rates charged by Michigan Gas Storage. Some of Consumers' gas business is also subject to regulation of FERC, including a blanket transportation tariff pursuant to which Consumers can transport gas in interstate commerce. Certain of Consumers' electric operations are also subject to regulation by FERC, including compliance with FERC's accounting rules and other regulations applicable to "public utilities" and "licensees", the transmission of electric energy in interstate commerce and the rates and charges for the sale of electric energy at wholesale and transmission of electric energy in interstate commerce, the consummation of certain mergers, the sale of certain facilities, the construction, operation and maintenance of hydroelectric projects and the issuance of securities, as provided by the Federal Power Act. Consumers is subject to the jurisdiction of the Nuclear Regulatory Commission with respect to the design, construction and operation of its Palisades nuclear power plant and the decommissioning of its closed Big Rock power plant. Consumers is also subject to NRC jurisdiction with respect to certain other uses of nuclear material.

     The foregoing information concerning Consumers does not purport to be comprehensive. For additional information concerning Consumers' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, prospective purchasers should refer to the Incorporated Documents. See "Where You Can Find More Information" above.

     The address of the principal executive offices of Consumers Energy Company is 212 West Michigan Avenue, Jackson, Michigan 49201. Its telephone number is
(517) 788-0550.

                        CONSUMERS ENERGY COMPANY TRUSTS

     Consumers Energy Company Financing III and Consumers Energy Company Financing IV are statutory business trusts created under the Delaware Business Trust Act by way of:

     - trust agreements executed by Consumers, as sponsor, and the trustees of the trusts and

     - the filing of certificates of trust with the Secretary of State of the State of Delaware.

     At the time of public issuance of the trust preferred securities, each trust agreement will be amended and restated in its entirety and will be qualified as an indenture under the Trust Indenture Act of 1939, as amended. Consumers will directly or indirectly acquire common securities of each trust in a total liquidation amount equal to approximately 3% of the total capital of the trust. Each trust exists for the exclusive purposes of:

     - issuing the trust preferred securities and common securities representing undivided beneficial interests in the assets of the trust;

     - investing the gross proceeds of the common securities and the trust preferred securities in the senior notes or subordinated debentures; and

     - engaging in only those other activities necessary or incidental thereto.

     Each trust has a term of approximately 55 years, but may terminate earlier as provided in the amended and restated trust agreement.

     The proceeds from the offering of the trust preferred securities and the sale of the common securities may be used by each trust to purchase from Consumers senior notes or subordinated debentures in a total principal amount equal to the total liquidation preference of the common securities and the trust preferred securities. The Consumers notes or debentures would bear interest at an annual rate equal to the annual distribution rate of the common securities and the trust preferred securities and would have certain redemption terms which correspond to the redemption terms for the common securities and the trust preferred securities. The senior notes will rank on an equal basis with all other unsecured debt of Consumers except subordinated debt. The subordinated debentures will rank subordinate in right of payment to all of Consumers' senior indebtedness (as defined in this prospectus). Distributions on the common securities and the trust preferred securities may not be made unless each trust receives corresponding interest payments on the senior notes or the subordinated debentures from Consumers. Consumers will irrevocably guarantee, on a senior or subordinated basis, as applicable, and to the extent set forth in the guarantee, with respect to each of the common securities and the trust preferred securities, the payment of distributions, the redemption price, including all accrued or deferred and unpaid distributions, and payment on liquidation, but only to the extent of funds on hand. Each guarantee will be unsecured and will be either equal to or subordinate to, as applicable, all senior indebtedness, of Consumers. Upon the occurrence of certain events (subject to the conditions to be described in an accompanying prospectus supplement) each trust may be liquidated and the holders of the common securities and the trust preferred securities could receive senior notes or subordinated debentures in lieu of any liquidating cash distribution.

     Pursuant to the amended and restated trust agreements, the number of trustees of each trust will initially be four. Two of the trustees will be persons who are employees or officers of or who are affiliated with Consumers and will be referred to as the regular trustees. The third trustee will be a financial institution that is unaffiliated with Consumers, which trustee will serve as property trustee under the applicable amended and restated trust agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act of 1939. Initially, The Bank of New York, a New York banking corporation, will be the property trustee until removed or replaced by the holder of the common securities. For the purpose of compliance with the provisions of the Trust Indenture Act of 1939, The Bank of New York will also act as guarantee trustee. The fourth trustee, The Bank of New York (Delaware), will act as the Delaware trustee for the purposes of the Delaware Business Trust Act, until removed or replaced by the holder of the common securities. See "Description of Securities -- The Guarantees."

     The property trustee will hold title to the applicable senior notes or subordinated debenture for the benefit of the holders of the common securities and the trust preferred securities and the property trustee will have the power to exercise all rights, powers and privileges under the applicable indentures as the holder of the senior notes or subordinated debenture. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the senior notes or subordinated debentures for the benefit of the holders of the common securities and the trust preferred securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the common securities and the trust preferred securities out of funds from the segregated non-interest bearing bank account. The guarantee trustee will hold the guarantees for the benefit of the holders of the common securities and the trust preferred securities. Consumers, as the direct or indirect holder of all the common securities, will have the right to appoint, remove or replace any of the trustees. Consumers will also have the right to increase or decrease the number of trustees, as long as the number of trustees shall be at least three, a majority of which shall be regular trustees. Consumers will pay all fees and expenses related to the trusts and the offering of the common securities and the trust preferred securities.

     The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are set forth in the applicable amended and restated trust agreement, the Delaware Business Trust Act and the Trust Indenture Act of 1939.

     The trustee for each trust in the State of Delaware is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711.

     The principal place of business of each trust will be c/o Consumers Energy Company, 212 West Michigan Avenue, Jackson, Michigan 49201.

                                USE OF PROCEEDS

     The proceeds received by each of the trusts from the sale of its trust preferred securities or the common securities will be invested in the senior notes or the subordinated debentures. As will be more specifically set forth in the applicable prospectus supplement, Consumers will use those borrowed amounts and the net proceeds from the sale of senior notes or subordinated debentures offered hereby for its general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any prospectus supplement will be described in the appropriate prospectus supplement.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred stock dividends for each of the years ended December 31, 1994 through 1998 and for the twelve months ended June 30, 1999, are as follows:

                                                   TWELVE MONTHS
                                                       ENDED                YEAR ENDED DECEMBER 31
                                                     JUNE 30,       --------------------------------------
                                                       1999          1998     1997    1996    1995    1994
                                                   -------------    ------    ----    ----    ----    ----
                                                    (UNAUDITED)
Ratio of Earnings to:
Fixed Charges (a)..............................        3.72         3.16(b)   3.31    3.27    2.82    2.81
Fixed Charges & Preferred Stock Dividends......        3.06         2.52(c)   2.61    2.54    2.30    2.32

---------------
(a) For purposes of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from minority interests of equity investees. Earnings for the ratio of earnings to fixed charges and preferred stock dividends also includes the amount required to pay distributions on preferred securities and the amount of pretax earnings required to pay the dividends on outstanding preferred stock.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million; if included, ratio would be 3.52.

(c) Excludes a cumulative effect of change in accounting after-tax gain of $43 million: if included, ratio would be 2.81.

                           DESCRIPTION OF SECURITIES

INTRODUCTION

     Specific terms of the debt securities consisting of the senior notes and subordinated debentures, or the trust preferred securities, or any combination of these securities, the irrevocable guarantees of Consumers, with respect to each of the common securities and the preferred securities of the trust, for which this prospectus is being delivered, will be set forth in an accompanying prospectus supplement or supplements. The prospectus supplement will set forth with regard to the particular offered securities, without limitation, the following:

     - in the case of debt securities, the designation, total principal amount, denomination, maturity, premium, if any, any exchange, conversion, redemption or sinking fund provisions, interest rate (which may be fixed or variable), the time or method of calculating interest payments, the right of Consumers, if any, to defer payment or interest on the debt securities and the maximum length of such deferral, put options, if any, public offering price, ranking, any listing on a securities exchange and other specific terms of the offering; and

     - in the case of trust preferred securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to a specific series of the trust preferred securities including a description of the Consumers guarantee, as the case may be.

DEBT SECURITIES

     Senior notes will be issued under a senior debt indenture. The subordinated debentures will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures".

     The following briefly summarizes the material provisions of the indentures and the debt securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from Consumers or the applicable trustee.

     Unless otherwise provided in the applicable prospectus supplement, the trustee under the senior debt indenture will be Chase Manhattan Bank and the trustee under the subordinated debt indenture will be The Bank of New York.

General

     The indentures provide that debt securities of Consumers may be issued in one or more series, with different terms, in each case as authorized on one or more occasions by Consumers.

     Federal income tax consequences and other special considerations applicable to any debt securities issued by Consumers at a discount will be described in the applicable prospectus supplement.

     The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

     - the title of the debt securities;

     - whether the debt securities will be senior or subordinated debt;

     - the total principal amount of the debt securities;

     - the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

     - the maturity date or dates;

     - the interest rate or the method of computing the interest rate;

     - the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

     - the location where payments on the debt securities will be made;

     - the terms and conditions on which the debt securities may be redeemed at the option of Consumers;

     - any obligation of Consumers to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

     - any provisions for the discharge of Consumers' obligations relating to the debt securities by deposit of funds or United States government obligations;

     - whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates;

     - any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

     - any additional amounts with respect to the debt securities that Consumers will pay to a non-United States person because of any tax, assessment or governmental charge withheld or deducted and, if so, any option of Consumers to redeem the debt securities rather than paying these additional amounts;

     - any additional events of default; and

     - any other specific terms of the debt securities.

Concerning the Trustees

     Each of Chase Manhattan Bank, the trustee under the senior debt indenture for the senior notes, and The Bank of New York, the trustee under the subordinated debt indenture for the subordinated debentures, is one of a number of banks with which Consumers and its subsidiaries maintain ordinary banking relationships, including credit facilities.

Exchange and Transfer

     Debt securities may be presented for exchange. Registered debt securities may be presented for registration of transfer at the offices and, subject to the restrictions set forth in the debt security and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection with the transfer, subject to any limitations contained in the applicable indenture. Debt securities in bearer form and any related coupons, will be transferable by delivery.

Payment

     Distributions on the debt securities in registered form will be made at the office or agency of the applicable trustee in the Borough of Manhattan, the City of New York or its other designated office. However, at the option of Consumers, payment of any interest may be made by check or by wire transfer. Payment of any interest due on debt securities in registered form will be made to the persons in whose name the debt securities are registered at the close of business on the record date for such interest payments. Payments made in any other manner will be specified in the prospectus supplement.

Governing Law

     Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply. The rights, duties and obligations of the subordinated note trustee are governed by and construed in accordance with the laws of the State of New York.

SENIOR NOTES

General

     The following summaries of some important provisions of the senior note indenture (including its supplements by such reference) do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the senior note indenture. The senior note indenture is incorporated by reference in this prospectus and is available upon request to the senior note trustee. In addition, capitalized terms used in this section and not otherwise defined in this prospectus shall have the meaning given to them in the senior note indenture.

Security; Release Date

     Until the release date (as described in the next paragraph), the senior notes will be secured by one or more series of Consumers' first mortgage bonds issued and delivered by Consumers to the senior note trustee. See "Description of First Mortgage Bonds". Upon the issuance of a series of senior notes prior to the release date, Consumers will simultaneously issue and deliver to the senior note trustee, as security for all senior notes, a series of first mortgage bonds that will have the same stated maturity date and corresponding redemption provisions, and will be in the same total principal amount as the series of the senior notes being issued. Any series of first mortgage bonds securing senior notes may, but need not, bear interest. Any payment by Consumers to the senior note trustee of principal of, interest and/or premium, if any, on a series of first mortgage bonds will be applied by the senior note trustee to satisfy Consumers' obligations with respect to principal of, interest and/or premium, if any, on the corresponding senior notes.

     The "release date" will be the date that all first mortgage bonds of Consumers issued and outstanding under a mortgage indenture with the Chase Manhattan Bank as mortgage trustee, other than first mortgage bonds securing senior notes, have been retired (at, before or after their maturity) through payment, redemption or otherwise. On the release date, the senior note trustee will deliver to Consumers, for cancellation, all first mortgage bonds securing senior notes. Not later than 30 days thereafter, the senior note trustee will provide notice to all holders of senior notes of the occurrence of the release date. As a result, on the release date, the first mortgage bonds securing senior notes will cease to secure the senior notes. The senior notes will then become unsecured general obligations of Consumers and will rank equally with other unsecured indebtedness of Consumers. Each series of first mortgage bonds that secures senior notes will be secured by a lien on certain property owned by Consumers. See "Description of First Mortgage Bonds -- Priority and Security." Upon the payment or cancellation of any outstanding senior notes, the senior note trustee will surrender to Consumers for cancellation an equal principal amount of the related series of first mortgage bonds. Consumers will not permit, at any time prior to the release date, the total principal amount of first mortgage bonds securing senior notes held by the senior note trustee to be less than the total principal amount of senior notes outstanding. Following the release date, Consumers will cause the mortgage to be discharged and will not issue any additional first mortgage bonds under the mortgage. While Consumers will be precluded after the release date from issuing additional first mortgage bonds, it will not be precluded under the senior note indenture or senior notes from issuing or assuming other secured debt, or incurring liens on its property, except to the extent indicated below under "-- Certain Covenants of Consumers -- Limitation on Liens."

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Events Of Default

     The following constitute events of default under senior notes of any series:

          (1) failure to pay principal of and premium, if any, on any senior note of such series when due;

          (2) failure to pay interest on any senior note of such series when due for 60 days;

          (3) failure to perform any other covenant or agreement of Consumers in the senior notes of such series for 90 days after written notice to Consumers by the senior note trustee or the holders of at least 33% in total principal amount of the outstanding senior notes;

          (4) prior to the release date, a default under the mortgage; provided, however, that the waiver or cure of such default and the rescission and annulment of the consequences under the mortgage will be a waiver of the corresponding event of default under the senior note indenture and a rescission and annulment of the consequences under the senior note indenture; and

          (5) certain events of bankruptcy, insolvency, reorganization, assignment or receivership of Consumers.

     If an event of default occurs and is continuing, either the senior note trustee or the holders of a majority in total principal amount of the outstanding senior notes may declare the principal amount of all senior notes to be due and payable immediately.

     The senior note trustee generally will be under no obligation to exercise any of its rights or powers under the senior note indenture at the request or direction of any of the holders of senior notes of such series unless those holders have offered to the senior note trustee reasonable security or indemnity. Subject to the provisions for indemnity and certain other limitations contained in the senior note indenture, the holders of a majority in principal amount of the outstanding senior notes of such series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior note trustee, or of exercising any trust or power conferred on the senior note trustee. The holders of a majority in principal amount of the outstanding senior notes of such series generally will have the right to waive any past default or event of default (other than a payment default) on behalf of all holders of senior notes of such series.

     No holder of senior notes of a series may institute any action against Consumers under the senior note indenture unless:

          (1) that holder gives to the senior note trustee advance written notice of default and its continuance;

          (2) the holders of not less than a majority in total principal amount of senior notes of such series then outstanding affected by that event of default request the senior note trustee to institute such action;

          (3) that holder has offered the senior note trustee reasonable indemnity; and

          (4) the senior note trustee shall not have instituted such action within 60 days of such request.

     Furthermore, no holder of senior notes will be entitled to institute any such action if and to the extent that that action would disturb or prejudice the rights of other holders of senior notes of such series.

     Within 90 days after the occurrence of a default with respect to the senior notes of a series, the senior note trustee must give the holders of the senior notes of such series notice of any such default known to the senior note trustee, unless cured or waived. The senior note trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so except in the case of default in the payment of principal of, and interest and/or premium, if any, on any senior notes of such series. Consumers is required to deliver to the senior note trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, Consumers is in compliance with the conditions and covenants under the senior note indenture.

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

Modification

     Consumers and the senior note trustee cannot modify and amend the senior note indenture without the consent of the holders of a majority in principal amount of the outstanding affected senior notes. Consumers and the senior note trustee cannot modify and amend the senior note indenture without the consent of the holder of each outstanding senior note of such series to:

          (1) change the maturity date of any senior note of such series;

          (2) reduce the rate (or change the method of calculation thereof) or extend the time of payment of interest on any senior note of such series;

          (3) reduce the principal amount of, or premium payable on, any senior note of such series;

          (4) change the coin or currency of any payment of principal of, and interest and/or premium on any senior note of such series;

          (5) change the date on which any senior note of such series may be redeemed or repaid at the option of its holder or adversely affect the rights of a holder to institute suit for the enforcement of any payment on or with respect to any senior note of such series;

          (6) impair the interest of the senior note trustee in the first mortgage bonds securing the senior notes of such series held by it or, prior to the release date, reduce the principal amount of any series of first mortgage bond securing the senior notes of such series to an amount less than the principal amount of the related series of senior notes or alter the payment provisions of such senior note mortgage bonds in a manner adverse to the holders of the senior notes; or

          (7) modify the senior notes of such series necessary to modify or amend the senior note indenture or to waive any past default to less than a majority.

     Consumers and the senior note trustee can modify and amend the senior note indenture without the consent of the holders in certain cases, including:

          (1) to add to the covenants of Consumers for the benefit of the holders or to surrender a right conferred on Consumers in the senior note indenture;

          (2) to add further security for the senior notes of such series;

          (3) to add provisions enabling Consumers to be released with respect to one or more series of outstanding senior notes from its obligations under the covenants upon satisfaction of conditions with respect to such series of senior notes;

          (4) to supply omissions, cure ambiguities or correct defects which actions, in each case, are not prejudicial to the interests of the holders in any material respect; or

          (5) to make any other change that is not prejudicial to the holders of senior notes of such series in any material respect.

     A supplemental indenture which changes or eliminates any covenant or other provision of the senior note indenture (or any supplemental indenture) which has expressly been included solely for the benefit of one or more series of senior notes, or which modifies the rights of the holders of senior notes of such series with respect to such covenant or provision, will be deemed not to affect the rights under the senior note indenture of the holders of senior notes of any other series.

Defeasance and Discharge

     The senior note indenture provides that Consumers will be discharged from any and all obligations in respect to the senior notes of such series and the senior note indenture (except for certain obligations such as obligations to register the transfer or exchange of senior notes, replace stolen, lost or mutilated senior notes and maintain paying agencies) if, among other things, Consumers irrevocably deposits with the senior note trustee, in trust for the benefit of holders of senior notes of such series, money or certain
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

United States government obligations, or any combination of money or government obligations. Through the payment of interest and principal on the deposits in accordance with their terms must provide money in an amount sufficient, without reinvestment, to make all payments of principal of, and any premium and interest on, the senior notes on the dates such payments are due in accordance with the terms of the senior note indenture and the senior notes of such series. But, if all of the senior notes of such series are to be due within 90 days of such deposit by redemption or otherwise, Consumers must also deliver to the senior note trustee an opinion of counsel to the effect that the holders of the senior notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of that defeasance or discharge of the senior note indenture. Thereafter, the holders of senior notes must look only to the deposit for payment of the principal of, and interest and any premium on, the senior notes.

Consolidation, Merger and Sale or Disposition of Assets

     Consumers may consolidate with or merge into, or sell or otherwise dispose of its properties as or substantially as an entirety if:

          (1) the new corporation is a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia,

          (2) the new corporation assumes the due and punctual payment of the principal of and premium and interest on all the senior notes and the performance of every covenant of the senior note indenture to be performed or observed by Consumers and

          (3) if prior to the release date, the new corporation assumes Consumers' obligations under the mortgage indenture with respect to first mortgage bonds securing senior notes.

     The conveyance or other transfer by Consumers of:

          (1) all or any portion of its facilities for the generation of electric energy,

          (2) all of its facilities for the transmission of electric energy, or

          (3) all of its facilities for the distribution of natural gas, in each case considered alone or in any combination with properties described in
     (1), (2) or (3) of this sentence, will not be considered a conveyance or other transfer of all the properties of Consumers, as or substantially as an entirety.

Certain Covenants Of Consumers

     Limitation on Liens

     So long as any senior notes are outstanding, Consumers may not issue, assume, guarantee or permit to exist after the release date any debt that is secured by any mortgage, security interest, pledge or lien (each a "lien") of or upon any operating property of Consumers, whether owned at the date of the senior note indenture or thereafter acquired, without in any such case effectively securing the senior notes (together with, if Consumers shall so determine, any other indebtedness of Consumers ranking equally with the senior notes) equally and ratably with such debt (but only so long as such debt is so secured). The foregoing restriction will not apply to:

          (1) liens on any operating property existing at the time of its acquisition (which liens may also extend to subsequent repairs, alterations and improvements to such operating property);

          (2) liens on operating property of a corporation existing at the time such corporation is merged into or consolidated with, or such corporation disposes of its properties (or those of a division) as or substantially as an entirety to, Consumers;

          (3) liens on operating property to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property or to secure indebtedness incurred to provide funds for any such purpose or for reimbursement of funds previously expended for any such purpose, provided such liens are created or assumed contemporaneously with, or within 18 months after, such acquisition or the completion of substantial repair or alteration, construction, development or substantial improvement;

          (4) liens in favor of any state or any department, agency or instrumentality or political subdivision of any state, or for the benefit of holders of securities issued by any such entity (or providers of credit enhancement with respect to such securities), to secure any debt (including, without limitation, obligations of Consumers with respect to industrial development, pollution control or similar revenue bonds) incurred for the purpose of financing all or any part of the purchase price or the cost of substantially repairing or altering, constructing, developing or substantially improving operating property of Consumers; or

          (5) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in clauses (1) through (4), provided, however, that the principal amount of debt secured thereby and not otherwise authorized by said clauses (1) to
     (4), inclusive, shall not exceed the principal amount of debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement.

     These restrictions will not apply to the issuance, assumption or guarantee by Consumers of debt secured by a lien which would otherwise be subject to the foregoing restrictions up to a total amount which, together with all other secured debt of Consumers (not including secured debt permitted under any of the foregoing exceptions) and the value of sale and lease-back transactions existing at such time (other than sale and lease-back transactions the proceeds of which have been applied to the retirement of certain indebtedness, sale and lease-back transactions in which the property involved would have been permitted to be subjected to a lien under any of the foregoing exceptions in clauses (1) to (5) and sale and lease-back transactions that are permitted by the first sentence of "Limitation on Sale and Lease-Back Transactions" below), does not exceed the greater of 15% of Net Tangible Assets or 15% of Capitalization.

     Limitation on Sale and Lease-Back Transactions

     So long as senior notes are outstanding, Consumers may not enter into or permit to exist after the release date any sale and lease-back transaction with respect to any operating property (except for transactions involving leases for a term, including renewals, of not more than 48 months), if the purchaser's commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of such operating property or the placing in operation of such operating property or of such operating property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if:

          (1) Consumers would be entitled under any of the provisions described in clauses (1) to (5) of the first sentence of the second paragraph under "Limitation on Liens" above to issue, assume, guarantee or permit to exist debt secured by a lien on such operating property without equally and ratably securing the senior notes,

          (2) after giving effect to such sale and lease-back transaction, Consumers could incur pursuant to the provisions described in the second sentence of the second paragraph under "Limitation on Liens," at least $1.00 of additional debt secured by liens (other than liens permitted by clause (1)), or

          (3) Consumers applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the operating property so leased to the retirement of senior notes or other debt of Consumers ranking equally with, the senior notes, subject to reduction for senior notes and such debt retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.

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

Voting Of Senior Note Mortgage Bonds Held By Senior Note Trustee

     The senior note trustee, as the holder of first mortgage bonds securing senior notes, will attend any meeting of bondholders under the mortgage indenture, or, at its option, will deliver its proxy in connection therewith as it relates to matters with respect to which it is entitled to vote or consent. So long as no event of default under the senior note indenture has occurred and is continuing, the senior note trustee will vote or consent:

          (1) in favor of amendments or modifications of the mortgage indenture of substantially the same tenor and effect as follows:

           - to eliminate the maintenance and replacement fund and to recover amounts of net property additions previously applied in satisfaction thereof so that the same would become available as a basis for the issuance of first mortgage bonds;

           - to eliminate sinking funds or improvement funds and to recover amounts of net property additions previously applied in satisfaction thereof so that the same would become available as a basis for the issuance of first mortgage bonds;

           - to eliminate the restriction on the payment of dividends on common stock and to eliminate the requirements in connection with the periodic examination of the mortgaged and pledged property by an independent engineer;

           - to permit first mortgage bonds to be issued under the mortgage indenture in a principal amount equal to 70% of unfunded net property additions instead of 60%, to permit sinking funds improvement funds requirements (to the extent not otherwise eliminated) under the Mortgage to be satisfied by the application of net property additions in an amount equal to 70% of such additions instead of 60%, and to permit the acquisition of property subject to certain liens prior to the lien of the Mortgage if the principal amount of indebtedness secured by such liens does not exceed 70% of the cost of such property instead of 60%;

           - to eliminate requirements that Consumers deliver a net earnings certificate for any purpose under the mortgage indenture;

           - to raise the minimum dollar amount of insurance proceeds on account of loss or damage that must be payable to the senior note trustee from $50,000 to an amount equal to the greater of (A) $5,000,000 and (B) three per centum (3%) of the total principal amount of first mortgage bonds outstanding;

           - to increase the amount of the fair value of property which may be sold or disposed of free from the lien of the mortgage indenture, without any release or consent by the senior note trustee, from not more than $25,000 in any calendar year to not more than an amount equal to the greater of (A) $5,000,000 and (B) three per centum (3%) of the total principal amount of first mortgage bonds then outstanding;

           - to permit certain mortgaged and pledged property to be released from the lien of the mortgage indenture if, in addition to certain other conditions, the senior note trustee receives purchase money obligations of not more than 70% of the fair value of such property instead of 60% and to eliminate the further requirement for the release of such property that the total principal amount of purchase money obligations held by the senior note trustee not exceed 20% of the principal amount of first mortgage bonds outstanding;

           - to eliminate the restriction prohibiting the mortgage trustee from applying cash held by it pursuant to the mortgage indenture to the purchase of bonds not otherwise redeemable at a price exceeding 110% of the principal of such bonds, plus accrued interest; and

          (2) with respect to any other amendments or modifications of the mortgage indenture, as follows: the senior note trustee shall vote all first mortgage bonds securing senior notes then held by it, or consent with respect thereto, proportionately with the vote or consent of the holders of all other
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

     first mortgage bonds outstanding under the mortgage indenture, the holders of which are eligible to vote or consent. However, the senior note trustee will not vote in favor of, or consent to, any amendment or modification of the mortgage which, if it were an amendment or modification of the senior note indenture, would require the consent of senior notes holders (as described under "Modification,") without the prior consent of holders of senior notes which would be required for such an amendment or modification of the senior note indenture.

Concerning The Senior Note Trustee

     The Chase Manhattan Bank is both the senior note trustee under the senior note indenture and the mortgage trustee under the mortgage indenture. Consumers and its affiliates maintain depositary and other normal banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank is also a lender to Consumers and its affiliates. The senior note indenture provides that Consumers' obligations to compensate the senior note trustee and reimburse the senior note trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the senior notes upon all property and funds held or collected by the senior note trustee as such.

DESCRIPTION OF FIRST MORTGAGE BONDS

General

     The first mortgage bonds securing senior notes are to be issued under a mortgage indenture as amended and supplemented by various supplemental indentures with The Chase Manhattan Bank, as the mortgage trustee. The statements herein concerning the mortgage indenture are an outline and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the mortgage indenture, which is incorporated by reference herein. They make use of defined terms and are qualified in their entirety by express reference to the cited sections and articles of the mortgage indenture a copy of which will be available upon request to the senior note trustee.

     First mortgage bonds securing senior notes will be issued as security for Consumers' obligations under the senior note indenture and will be immediately delivered to and registered in the name of the senior note trustee. The first mortgage bonds securing senior notes will be issued as security for senior notes of a series and will secure the senior notes of that series until the release date. The senior note indenture provides that the senior note trustee shall not transfer any first mortgage bonds securing senior notes except to a successor trustee, to Consumers (as provided in the senior note indenture) or in compliance with a court order in connection with a bankruptcy or reorganization proceeding of Consumers. The senior note trustee shall generally vote the first mortgage bonds securing senior notes proportionately with what it believes to be the vote of all other first mortgage bonds then outstanding except in connection with certain amendments or modifications of the mortgage indenture, as described under "Description of Senior Notes Voting of Senior Note Mortgage Bonds Held by Senior Note Trustee."

     First mortgage bonds securing senior notes will correspond to the senior notes of its related series in respect of principal amount, interest rate, maturity date and redemption provisions. Upon payment of the principal or premium, if any, or interest on senior notes of a series, the related first mortgage bonds in a principal amount equal to the principal amount of such senior notes will, to the extent of such payment of principal, premium or interest, be deemed fully paid and the obligation of Consumers to make such payment shall be discharged.

Priority And Security

     The first mortgage bonds securing senior notes of any series will rank equally as to security with bonds of other series now outstanding or issued later under the mortgage indenture. This security is a direct first lien on substantially all of Consumers' property and franchises (other than certain property expressly excluded from the lien (such as cash, bonds, stock and certain other securities, contracts, accounts and bills receivables, judgments and other evidences of indebtedness, stock in trade, materials or supplies manufactured or acquired for the purpose of sale and/or resale in the usual course of business or consumable in the operation of any of the properties of Consumers, natural gas, oil and minerals, motor vehicles and certain real property listed in Schedule A to the mortgage indenture)). This lien is subject to excepted encumbrances (and certain other limitations) as defined and described in the mortgage indenture. It is also subject to certain provisions of Michigan law which provides that under certain circumstances, the State of Michigan's lien against property on which it has incurred costs related to any response activity that is subordinate to prior recorded liens can become superior to such prior liens pursuant to court order. The mortgage indenture permits, with certain limitations, the acquisition of property subject to prior liens and, under certain conditions, permits the issuance of additional indebtedness under such prior liens to the extent of 60% of net property additions made by Consumers to the property subject to such prior liens.

Release And Substitution Of Property

     The mortgage indenture provides that, subject to various limitations, property may be released from the lien thereof when sold or exchanged, or contracted to be sold or exchanged, upon the basis of:

     - cash deposited with the mortgage trustee;

     - bonds or purchase money obligations delivered to the mortgage trustee;

     - prior lien bonds delivered to the mortgage trustee or reduced or assumed by the purchaser;

     - property additions acquired in exchange for the property released; or

     - upon a showing that unfunded net property additions exist. The mortgage indenture also permits the withdrawal of cash upon a showing that unfunded net property additions exist or against the deposit of bonds or the application thereof to the retirement of bonds.

Modification Of Mortgage

     The mortgage indenture, the rights and obligations of Consumers and the rights of the bondholders may be modified by Consumers with the consent of the holders of 75% in principal amount of the bonds and of not less than 60% of the principal amount of each series affected. In general, however, no modification of the terms of payment of principal or interest and no modification affecting the lien or reducing the percentage required for modification is effective against any bondholder without the bondholder's consent. Consumers has reserved the right without any consent or other action by the holders of bonds of any series created after September 15, 1993 or by the holder of any senior note or exchange note, to amend the mortgage in order to substitute a majority in principal amount of bonds outstanding under the mortgage for the 75% requirement set forth above (and then only in respect of such series of outstanding bonds as shall be affected by the proposed action) and to eliminate the requirement for a series-by-series consent requirement.

Concerning The Mortgage Trustee

     The Chase Manhattan Bank is both the mortgage trustee under the mortgage indenture and the senior note trustee under the senior note indenture. Consumers and its affiliates maintain depositary and other normal banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank is also a lender to Consumers and its affiliates. The mortgage indenture provides that Consumers' obligations to compensate the mortgage trustee and reimburse the trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the first mortgage bonds securing senior notes upon all property and funds held or collected by the mortgage trustee as such.

     The mortgage trustee or the holders of 20% in total principal amount of the bonds may declare the principal due on default, but the holders of a majority in total principal amount may annul such declaration and waive the default if the default has been cured. Subject to certain limitations, the holders of a majority in total principal amount may generally direct the time, method and place of conducting any proceeding for the enforcement of the mortgage indenture. No bondholder has the right to institute any proceedings for the enforcement of the mortgage indenture unless that holder has given the mortgage trustee written notice of a default, the holders of 20% of outstanding bonds shall have tendered to the mortgage trustee reasonable security or indemnity against costs, expenses and liabilities and requested the mortgage trustee to take action, the mortgage trustee shall have declined to take action or failed to do so within sixty days and no inconsistent directions shall have been given by the holders of a majority in total principal amount of the bonds.

Defaults

     The mortgage defines the following as "defaults":

     - failure to pay principal when due;

     - failure to pay interest for sixty days;

     - failure to pay any installment of any sinking or other purchase fund for ninety days;

     - certain events in bankruptcy, insolvency or reorganization; and

     - failure to perform any other covenant for ninety days following written demand by the mortgage trustee for Consumers to cure such failure.

     Consumers has covenanted to pay interest on any overdue principal and (to the extent permitted by law) on overdue installments of interest, if any, on the bonds under the mortgage indenture at the rate of 6% per year. The mortgage indenture does not contain a provision requiring any periodic evidence to be furnished as to the absence of default or as to compliance with the terms thereof. However, Consumers is required by law to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under the mortgage indenture.

SUBORDINATED DEBENTURES

     The subordinated debentures will be issued under the subordinated debt indenture and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all "senior indebtedness" (as defined below) of Consumers.

     If Consumers defaults in the payment of any distributions on any senior indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, Consumers cannot make a payment on account of or redeem or otherwise acquire the subordinated debentures. The subordinated debt indenture provisions described in this paragraph, however, do not prevent Consumers from making sinking fund payments in subordinated debentures acquired prior to the maturity of senior indebtedness or, in the case of default, prior to such default and notice thereof. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Consumers, its creditors or its property, then all senior indebtedness must be paid in full before any payment may be made to any holders of subordinated debentures. Holders of subordinated debentures must return and deliver any payments received by them, other than in a plan of reorganization or through a defeasance trust as described above, directly to the holders of senior indebtedness until all senior indebtedness is paid in full.

     "Senior indebtedness" means distributions on the following, whether outstanding on the date of execution of the subordinated debt indenture or thereafter incurred, created or assumed:

     - indebtedness of Consumers for money borrowed by Consumers or evidenced by debentures (other than the subordinated debentures), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by Consumers;

     - capital lease obligations of Consumers;

     - obligations of Consumers incurred for deferring the purchase price of property, with respect to conditional sales, and under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     - obligations of Consumers with respect to letters of credit;

     - all indebtedness of others of the type referred to in the four preceding clauses assumed by or guaranteed in any manner by Consumers or in effect guaranteed by Consumers; or

     - renewals, extensions or refundings of any of the indebtedness referred to in the preceding three clauses unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the subordinated debt securities.

     The subordinated debt indenture does not limit the total amount of senior indebtedness that may be issued. As of June 30, 1999, senior indebtedness of Consumers totaled approximately $2,728 million.

Certain Covenants

     If debt securities are issued to a trust or a trustee of such trust in connection with the issuance of trust preferred securities of that trust, Consumers will covenant that it will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Consumers' capital stock or (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of Consumers that rank equal (in the case of subordinated debentures) with or junior (in the case of senior and subordinated debentures) to that debt security (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by Consumers where the payment is made by way of securities (including capital stock) that rank equal with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Consumers' guarantees of trust securities), if at such time (1) there shall have occurred any event of which Consumers has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the indentures and (b) in respect of which Consumers shall not have taken reasonable steps to cure, (2) Consumers shall be in default with respect to its payment of any obligations under the guarantees or (3) Consumers will have given notice of its selection of an extension period as provided in the indentures with respect to the Debt Securities and will not have rescinded such notice, or such extension period, or any extension thereof, shall be continuing.

     Consumers will also covenant:

          (1) to maintain directly or indirectly 100% ownership of the common securities, provided that certain successors which are permitted pursuant to the indentures may succeed to Consumers' ownership of the common securities,

          (2) not to voluntarily dissolve, wind-up or liquidate the trust, except:

             (a) in connection with a distribution of the debt securities to the holders of the trust preferred securities in liquidation of such trust or

             (b) in connection with certain mergers, consolidations or amalgamations permitted by the amended and restated trust agreement, and

          (3) to use its reasonable efforts, consistent with the terms and provisions of the amended and restated trust agreement, to cause such trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

Events of Default

     The subordinated debt indenture provides that events of default regarding any series of subordinated debentures will be:

     - failure to pay required interest on any subordinated debentures of such series for 30 days;

     - failure to pay principal other than a scheduled installment payment or premium, if any, on any subordinated note of such series when due;

     - failure to make any required scheduled installment payment on subordinates notes of such series;

     - failure to perform for 60 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of subordinated debentures other than such series;

     - certain events of bankruptcy or insolvency, whether voluntary or not; and

     - if subordinated debentures are issued, such trust is voluntarily or involuntarily dissolved, wound-up or terminated, except in connection with the distribution of subordinated debentures to the holders of the common securities and the trust preferred securities in liquidation of the trust, the redemption of all outstanding trust securities of the trust and certain mergers, consolidation or amalgamations permitted by the declaration of that trust.

     If an event of default regarding subordinated debentures of any series issued should occur and be continuing, either the subordinated note trustee or the holders of 25% in the principal amount of outstanding subordinated debentures of such series may declare each subordinated note of that series due and payable.

     Holders of a majority in principal amount of the outstanding subordinated debentures of any series will be entitled to control certain actions of the subordinated note trustee and to waive past defaults regarding such series. The trustee generally will not be requested, ordered or directed by any of the holders of subordinated debentures, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity.

     Before any holder of any series of subordinated debentures may institute action for any remedy, except payment on such holder's subordinated debentures when due, the holders of not less than 25% in principal amount of the subordinated debentures of that series outstanding must request the subordinated note trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.

     Consumers is required to annually furnish the subordinated note trustee a statement as to Consumers' compliance with all conditions and covenants under the subordinated debt indenture. The subordinated debt indenture provides that the subordinated note trustee may withhold notice to the holders of the subordinated debentures of any series of any default affecting such series, except payment on holders' subordinated debentures when due, if it considers withholding notice to be in the interests of the holders of the subordinated debentures of such series.

Consolidation, Merger or Sale of Assets

     The subordinated debt indenture provides that Consumers may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of Consumers under the subordinated debentures and the subordinated debt indenture and is organized and existing under the laws of the United States of America, any U.S. state or the District of Columbia.

Modification of the Indenture

     The subordinated debt indenture permits Consumers and the subordinated note trustee to enter into supplemental indentures without the consent of the holders of the subordinated debentures to establish the form and terms of any series of securities under the the subordinated debt indentures.

     The subordinated debt indenture also permits Consumers and the subordinated note trustee, with the consent of the holders of at least a majority in total principal amount of the subordinated debentures of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the subordinated debt indenture or modify in any manner the rights of the holders of the subordinated debentures of each such affected series. Consumers and the relevant trustee may not, without the consent of the holder of each subordinated debenture affected, enter into any supplemental indenture to:

     - change the time of payment of the principal;

     - reduce the principal amount of such subordinated debentures;

     - reduce the rate or change the time of payment of interest on such subordinated debentures;

     - impair the right to institute suit for the enforcement of any payment on any subordinated debentures when due.

     In addition, no such modification may reduce the percentage in principal amount of the subordinated debentures of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the subordinated debt indenture.

     Prior to the acceleration of the maturity of any subordinated debentures, the holders, voting as one class, of a majority in total principal amount of the subordinated debentures with respect to which a default or event of default has occurred and is continuing, may, on behalf of the holders of all such affected subordinated debentures, waive any past default or event of default and its consequences, except a default or an event of default in respect of a covenant or provision of the applicable indenture or of any subordinated debenture which cannot be modified or amended without the consent of the holder of each subordinated debentures affected.

Defeasance, Covenant Defeasance and Discharge

     The subordinated debt indenture provides that, at the option of Consumers, Consumers will be discharged from all obligations in respect of the subordinated debentures of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the subordinated debentures of such series, to replace stolen, lost or mutilated subordinated debentures of such series, to maintain paying agencies and to maintain the trust described below).

     If Consumers in each case irrevocably deposits in trust with the relevant trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the subordinated debentures of such series on the stated maturities of such subordinated debentures in accordance with the terms thereof.

     To exercise this option, Consumers is required to deliver to the relevant trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the holders of the subordinated debentures of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

TRUST PREFERRED SECURITIES

     Each trust may issue, on one or more occasion, trust preferred securities having terms described in the prospectus supplement relating thereto. The amended and restated trust agreement of each trust will authorize the establishment of no more than one series of trust preferred securities, having such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such rights or restrictions as shall be set forth therein or otherwise established by the trustees pursuant thereto. Reference is made to the prospectus supplement relating to the trust preferred securities for specific terms, including:

     - the distinctive designation and the number of trust preferred securities to be offered which will represent undivided beneficial interests in the assets of the trust;

     - the annual distribution rate and the dates or date upon which such distributions will be paid, provided, however distributions on the trust preferred securities will be paid quarterly in arrears to holders of trust preferred securities as of a record date on which the trust preferred securities are outstanding;

     - whether distributions on trust preferred securities would be deferred during any deferral of interest payments on the debt securities, provided, however that no such deferral, including extensions, if any, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the debt securities, and at the end of any such deferrals, Consumers will make all interest payments then accrued or deferred and unpaid (including any compounded interest);

     - the amount of any liquidation preference;

     - the obligation, if any, of the trust to redeem trust preferred securities through the exercise of Consumers of an option on the corresponding debt securities and the price or prices at which, the period or periods within which and the terms and conditions upon which trust preferred securities will be purchased or redeemed, in whole or in part, under to such obligation;

     - the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments, upon which the trust preferred securities shall be convertible or exchangeable at the option of the holder of the trust preferred securities of other property or cash;

     - the voting rights, if any, of the trust preferred securities in addition to those required by law and in the amended and restated trust agreement, or set forth under a Consumers' guarantee (as defined below);

     - the additional payments, if any, which the trust will pay as a distribution as necessary so that the net amounts reserved by the trust and distributable to the holders of the trust preferred securities, after all taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) have been paid will not be less than the amount that would have been reserved and distributed by the trust, and the amount the holders of the trust preferred securities would have reserved, had no such taxes, duties, assessments or governmental charges been imposed;

     - the terms and conditions, if any, upon which the debt securities may be distributed to holders of trust preferred securities; and

     - any other relative rights, powers, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the amended and restated trust agreement or applicable law.

     All trust preferred securities offered hereby will be irrevocably guaranteed by Consumers, on a senior or subordinated basis, as applicable, and to the extent set forth below under "The Guarantees." Any applicable federal income tax considerations applicable to any offering of the trust preferred securities will be described in the prospectus supplement relating thereto. The total number of trust preferred securities which the trust shall have authority to issue will be pursuant to the terms of the amended and restated trust agreement.

EFFECT OF OBLIGATIONS UNDER THE DEBT SECURITIES AND THE GUARANTEES

     As set forth in the amended and restated trust agreements, the sole purpose of the trusts are to issue the common securities and the trust preferred securities evidencing undivided beneficial interests in the assets of each of the trusts, and to invest the proceeds from such issuance and sale to acquire directly the debt securities from Consumers.

     As long as payments of interest and other payments are made when due on the debt securities, such payments will be sufficient to cover distributions and payments due on the common securities and the trust preferred securities because of the following factors:

     - the total principal amount of debt securities will be equal to the sums of the total stated liquidation amount of the common securities and the trust preferred securities;

     - the interest rate and the interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the common securities and the trust preferred securities;

     - Consumers will pay all, and each trust shall not be obligated to pay, directly or indirectly, all its costs, expenses, debt and obligations (other than with respect to the common securities and the trust preferred securities); and

     - the amended and restated trust agreement further provides that Consumers trustees will not take or cause or permit the trust to, among other things, engage in any activity that is not consistent with the purposes of the trust.

     Payments of distributions (to the extent funds for distributions are available) and other payments due on the trust preferred securities (to the extent funds for other payments are available) are guaranteed by Consumers as and to the extent discussed under "The Guarantees" below. If Consumers does not make interest payments on the debt securities purchased by the trust, it is expected that the trusts will not have sufficient funds to pay distributions on the trust preferred securities. The Consumers guarantees do not apply to any payment of distributions unless and until the trusts have sufficient funds for the payment of distributions and other payments on the trust preferred securities only if and to the extent that Consumers has made a payment of interest or principal on the debt securities held by the trusts as their sole asset. The Consumers guarantees, when taken together with Consumers' obligations under the debt securities and the related indenture and its obligations under the applicable amended and restated trust agreement, including its obligations to pay costs, expenses, debts and liabilities of the trust (other than with respect to the common securities and the trust preferred securities), provide a full and unconditional guarantee of amounts on the trust preferred securities.

     If Consumers fails to make interest or other payments on the debt securities when due (taking account of any extension period), the applicable amended and restated trust agreements provide a mechanism whereby the holders of the trust preferred securities may direct a property trustee to enforce its rights under the debt securities. If a property trustee fails to enforce its rights under the debt securities, a holder of trust preferred securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against Consumers to enforce a property trustee's rights under the debt securities without first instituting any legal proceeding against a property trustee or any other person or entity. Notwithstanding the foregoing, if an event of default has occurred and is continuing under the applicable amended and restated trust agreement, and such event is attributable to the failure of Consumers to pay interest or principal on the debt securities on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of trust preferred securities may institute legal proceedings directly against Consumers to obtain payment. If Consumers fails to make payments under the guarantees, the guarantees provide a mechanism whereby the holders of the trust preferred securities may direct a guarantee trustee to enforce its rights thereunder. Any holder of trust preferred securities may institute a legal proceeding directly against Consumers to enforce a guarantee trustee's rights under a guarantee without first instituting a legal proceeding against the trust, the guarantee trustee, or any other person or entity.

THE GUARANTEES

     Set forth below is a summary of information concerning the guarantees which will be executed and delivered by Consumers for the benefit of the holders, from time to time, of the trust preferred securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. The Bank of New York will act as indenture trustee under the guarantees for the purpose of compliance with the provisions of the Trust Indenture Act of 1939. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the guarantees, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.

General

     Consumers will irrevocably agree to pay in full, on a senior or subordinated basis, as applicable, to the extent set forth herein, the guarantee payments (as described below) to the holders of the trust preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments with respect to the trust preferred securities, to the extent not paid by or on behalf of the trust, will be subject to a guarantee by Consumers of:

          (1) any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent that the trust has funds on hand available therefor at such time;

          (2) the redemption price with respect to any trust preferred securities called for redemption to the extent that the trust has funds on hand available therefor at such time; or

          (3) upon a voluntary or involuntary dissolution, winding up or liquidation of the trust (unless the debt securities are distributed to holders of the trust preferred securities), the lesser of (a) the liquidation distribution, to the extent that the trust has funds on hand available the distribution at such time, and (b) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities.

     Consumers' obligation to make a guarantee payment may be satisfied by direct payment of the required amounts of Consumers to the holders of the trust preferred securities or by causing the trust to pay such amount to such holders.

     The Consumers guarantees will be irrevocable guarantees, on a senior or subordinated basis, as applicable, of the trust's obligations under the trust preferred securities, but will apply only to the extent that the trust has funds sufficient to make such payments, and are not guarantees of collection. If Consumers does not make interest payments on the debt securities held by the trust, the trust will not be able to pay distributions on the trust preferred securities and will not have funds legally available therefor.

     Consumers has, through the guarantees, the applicable amended and restated trust agreements, the senior notes, the subordinated debentures, and the indentures, taken together, fully, irrevocably and unconditionally guaranteed all of the trust's obligations under the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the trust preferred securities.

     Consumers has also agreed separately to irrevocably and unconditionally guarantee the obligations of the trust with respect to the common securities to the same extent as the guarantees of the preferred securities, except that upon the occurrence and during the continuation of a amended and restated trust agreement Event of Default, holders of trust preferred securities shall have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.

Certain Covenants of Consumers

     Consumers will also covenant that it will not

          (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Consumers' capital stock or

          (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of Consumers that rank equal (in the case of subordinated debentures with or junior in the case of the senior and subordinated debentures) to the debt securities (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by Consumers where the payment is made by way of securities (including capital stock) that rank equal with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Consumers guarantees of the trust securities, (c) as a result of a reclassification of Consumers' capital stock or the exchange or conversion of one series or class of Consumers' capital stock for another series or class of Consumers' capital stock and
     (d) the purchase of fractional interests in shares of Consumers' capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (1) there shall have occurred any event of which Consumers has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute a event of default and (b) in respect of which Consumers shall not have taken reasonable steps to cure, (2) Consumers shall be in default with respect to its payment of any obligations under the guarantee or

          (3) Consumers shall have given notice of its selection of an extension period as provided in the indentures with respect to the debt securities and shall not have rescinded such notice, or such extension period, or any extension thereof, shall be continuing.

     Consumers also will covenant to:

          (1) maintain directly or indirectly 100% ownership of the common securities, provided that certain successors which are permitted pursuant to the indentures may succeed to Consumers' ownership of the common securities,

          (2) not voluntarily dissolve, wind-up or liquidate the trust, except:

           - in connection with a distribution of the debt securities to the holders of the trust preferred securities in liquidation of the trust, or

           - in connection with certain mergers, consolidations or amalgamations permitted by the amended and restated trust agreement, and

          (3) use its reasonable efforts, consistent with the terms and provisions of the applicable amended and restated trust agreement, to cause the trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

Amendments and Assignment

     Except with respect to any changes which do not materially adversely affect the rights of holders of the trust preferred securities (in which case no vote will be required), the Consumers guarantees of the trust preferred securities may not be amended without the prior approval of the holders of not less than a majority in total liquidation amount of such outstanding trust preferred securities. All guarantees and agreements contained in the guarantees shall bind the successors, assigns, receivers, trustees and representatives of Consumers and shall inure to the benefit of the holders of the trust preferred securities then outstanding.

Termination of the Guarantees

     The Consumers guarantees of the trust preferred securities will terminate and be of no further force and effect upon full payment of the redemption price of the trust preferred securities, upon full payment of the amounts payable upon liquidation of the trust or upon distribution of the debt securities to the holders of the trust preferred securities in exchange for all of the trust preferred securities. The guarantees will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must restore payment of any sums paid under such trust preferred securities or the guarantees.

Events of Default

     An event of default under a Consumers guarantee of the trust preferred securities will occur upon the failure of Consumers to perform any of its payment or other obligations thereunder. The holders of a majority in total liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to a guarantee trustee in respect of a guarantee or to direct the exercise of any trust or power conferred upon a guarantee trustee under the guarantees.

     If a guarantee trustee fails to enforce a Consumers guarantee of the trust preferred securities, any holder of the trust preferred securities may institute a legal proceeding directly against Consumers to enforce its rights under such guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity. In addition, any record holder of trust preferred securities shall have the right, which is absolute and unconditional, to proceed directly against Consumers to obtain guarantee payments, without first waiting to determine if the guarantee trustee has enforced a guarantee or instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity. Consumers has waived any right or remedy to require that any action be brought just against the trust, or any other person or entity before proceeding directly against Consumers.

Status of the Guarantees

     The Consumers guarantee of the trust preferred securities will constitute unsecured obligations of Consumers and will rank:

          (1) equal to or subordinate and junior in right of payment to all other liabilities of Consumers, as applicable,

          (2) equal with the most senior preferred stock now or hereafter issued by Consumers and with any guarantee now or hereafter entered into by Consumers in respect of any preferred or preference stock of any affiliate of Consumers, and

          (3) senior to Consumers' common stock.

     The Consumers guarantee of the trust preferred securities will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The guarantees will be held for the benefit of the holders of the trust preferred securities. The guarantees will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debt securities to the holders of the trust preferred securities. The guarantees do not place a limitation on the amount of additional indebtedness that may be incurred by Consumers.

                              PLAN OF DISTRIBUTION

     Consumers and/or the trusts may sell the offered securities:

          (1) through the solicitation of proposals of underwriters or dealers to purchase the offered securities;

          (2) through underwriters or dealers on a negotiated basis;

          (3) directly to a limited number of purchasers or to a single purchaser; or

          (4) through agents.

     The prospectus supplement with respect to any offered securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the offered securities and the proceeds to Consumers and/or the trust from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering offered securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

     If dealers are utilized in the sale of offered securities, Consumers and/or the trusts will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

     The offered securities may be sold directly by Consumers and/or the trusts or through agents designated by Consumers and/or the trusts from time to time. Any agent involved in the offer or sale of the offered securities in respect to which this prospectus is delivered will be named, and any commissions payable by Consumers and/or the trusts to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The offered securities may be sold directly by Consumers and/or the trusts to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with Consumers and/or the trusts to indemnification by Consumers and/or the trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Consumers and/or the trust in the ordinary course of business.

     The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for Consumers and/or the trusts. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with Consumers and/or the trusts to indemnification or contribution by Consumers and/or the trusts against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for Consumers and its subsidiaries in the ordinary course of business.

     The offered securities may or may not be listed on a national securities exchange. Reference is made to the prospectus supplement with regard to such matter. No assurance can be given that there will be a market for any of the offered securities.

                                 LEGAL OPINIONS

     Opinions as to the legality of certain of the offered securities will be rendered for Consumers by Michael D. Van Hemert, Esq., Assistant General Counsel for CMS Energy. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon on behalf of the trusts by Richards, Layton & Finger, P.A., special Delaware counsel to the trusts. Certain United States federal income taxation matters may be passed upon for Consumers and the trust by either Theodore J. Vogel, tax counsel for Consumers, or by special tax counsel to Consumers and of the trust, who will be named in the prospectus supplement. Certain legal matters with respect to offered securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of Consumers as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31 and June 30, 1999 and 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they did not express an opinion on that interim consolidated financial information.

     Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act, for their reports on the unaudited interim consolidated financial information because these reports are not "reports" or a part of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of Consumers and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

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